UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            Butler International Inc.
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                                (Name of Issuer)


                          Common Stock, $.001 Par Value
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                         (Title of Class of Securities)


                                    123649105
         --------------------------------------------------------------
                                 (CUSIP Number)


                                 Theodore Altman
                       DLA Piper Rudnick Gray Cary US LLP
                           1251 Avenue of the Americas
                               New York, NY 10020
                                 (212) 335-4500


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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 23, 2006
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                     Page 1


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CUSIP NO. 123649105                                           SCHEDULE 13D
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1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Charles Jobson

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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [  ]
                                                                       (b) [  ]

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3       SEC USE ONLY

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4       SOURCE OF FUNDS*

        N/A
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                  |_|

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts
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                        7      SOLE VOTING POWER

                               613,569 Common Shares

       NUMBER OF        --------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                None
         EACH           --------------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON
         WITH                  613,569 Common Shares
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               None
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          613,569 Common Shares
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                              |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.16%
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14        TYPE OF REPORTING PERSON

          IN
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

         ITEM 1.       SECURITY AND ISSUER

                       This statement relates to the shares of common stock, $0.001 par value ("Common Shares"), of Butler International; Inc., a Maryland corporation (the "Company"), with principal executive offices at 110 Summit Avenue, Montvale, New Jersey, 07645,

         ITEM 2.       IDENTITY AND BACKGROUND

         (a)           This Schedule 13D is filed by Charles Jobson.

         (b)-(c) Mr. Jobson's business address is One International Place, Suite 2401, Boston, MA 02110.

         (d)-(e) During the last five years, Mr. Jobson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, the result of which proceeding such reporting person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)          Mr. Jobson is a citizen of the United States of America.

         ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                       Not Applicable.

         ITEM 4.       PURPOSE OF TRANSACTION

                       On August 23, 2006, Mr. Jobson and another stockholder filed a complaint in the circuit court for Baltimore County, on behalf of themselves, and as a class action on behalf of all the Company's stockholders, against the Company and its board of directors (the "Directors"), asserting that the Directors breached their fiduciary duty to shareholders by approving financing transactions that (i) entrench Edward M. Kopko, the Company's President, Chief Executive Officer and Chairman of the Board, in the Company, (ii) disenfranchise the shareholders of the Company, and (iii) dilute the Common Shares of the Company's shareholders. Among other things, the complaint seeks to preliminarily and permanently enjoin the Company from closing on the loans set forth in the Securities Purchase Agreement (the "Securities Purchase Agreement"), dated June 30, 2006, between the Company and Levine Leichtman Capital Partners III, L.P. ("LLCP"). Under the Securities Purchase Agreement, the Company also granted LLCP a warrant to purchase

                       8.1%, or 1,041,254 Common Shares, of the Company. The complaint seeks to declare the issuance of the warrant to LLCP null and void and ultra vires.

                       Mr. Jobson reserves the right to acquire additional Common Shares at any time and from time to time in the open market or otherwise. In addition, Mr. Jobson may dispose of all or any portion of the Common Shares at any time from time to time in the open market or otherwise.

                       Except as described above, Mr. Jobson does not have any plans or proposals which relate to or would result in:
                       (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
                       (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any action similar to any of those enumerated above.

         ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

            (a) Mr. Jobson is the direct beneficial owner of 613,569 Common Shares. This constitutes approximately 5.16 % of the Common Shares outstanding.

                       Percentage beneficial ownership is calculated based on 11,893,124 Common Shares outstanding, as represented by the Company in that certain Securities Purchase Agreement, dated June 30, 2006, entered into by and between the Company and Levine Leichtman Capital Partners III, L.P.

            (b)        Charles Jobson has:

                       (1) Sole power to vote or to direct the vote of:

                             613,569 Common Shares

                       (2) Shared power to vote or to direct the vote of:

                             0 Common Shares

                       (3) Sole power to dispose or to direct the disposition
                           of:

                             613,569 Common Shares

                       (4) Shared power to dispose or to direct the disposition
                           of:

                             0 Common Shares

            (c) Mr. Jobson has not effected any transactions in Common Shares during the past sixty days.

            (d) Except as described herein, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities covered by this Schedule 13D.

            (e)        Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                       Other than as described herein, Mr. Jobson does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with another reporting person or any other person with respect to any securities of the Company.

         ITEM 7.       MATERIALS TO BE FILED AS EXHIBITS

                       Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: August 24, 2006




                                           By: /s/ Charles Jobson
                                                   ----------------------------
                                                   Charles Jobson